================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                    FORM 11-K

                                  ANNUAL REPORT

                                    ---------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1998


                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                   -------------------------------------------
                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          ------------------------------------------------------------
          (Name of Issuer of the securities held pursuant to the Plan)


                                 2500 Boardwalk
                         Atlantic City, New Jersey 08401
                     --------------------------------------
                     (Address of principal executive office)


================================================================================

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                   -------------------------------------------

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
              -----------------------------------------------------

                                  TOGETHER WITH
                                  -------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                   -------------------------------------------

                                      INDEX
                                      -----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statements of Net Assets Applicable to Participants' Equity as of December 31,
    1998 and 1997

  Statement of Changes in Net Assets Applicable to Participants' Equity for the
    Year Ended December 31, 1998

  Notes to Financial Statements


SUPPLEMENTAL SCHEDULES:

  I -- Item 27a - Schedule of Assets Held for Investment Purposes as of
                  December 31, 1998

 II -- Item 27d - Schedule of Reportable Transactions for the Year Ended
                  December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Benefits Committee of the

           Trump Taj Mahal Hotel & Casino Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Taj Mahal Hotel & Casino Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 10, 1999

                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                   -------------------------------------------

             STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
             -----------------------------------------------------------
                          AS OF DECEMBER 31, 1998 AND 1997
                          --------------------------------

                                                              1998          1997
                                                          -----------   -----------
ASSETS:
  Investments at market value (Notes 1 and 3)-
    Pacific Fund                                          $ 3,724,226   $ 3,808,773
    Federal Securities Fund                                 2,866,536     2,672,806
    Capital Fund                                            8,640,826     8,025,505
    Basic Value Fund                                       10,969,026     8,792,558
    Growth Fund                                             3,277,857     4,114,370
    Global Allocation Fund                                    707,556       608,647
    Templeton Foreign Fund                                    569,041       404,324
    MFS Emerging Growth Fund                                2,012,664       714,049
    Davis New York Venture Fund                             3,561,101     1,773,646
    Delaware Trend Fund                                     1,667,493     1,285,887
    Trump Hotels & Casino Resorts, Inc. Common Stock          500,100       281,587
    Retirement Preservation Trust Fund                      1,356,306       691,889
    Ready Assets Trust Fund                                 6,156,665     5,847,880
  Participants' Loans Receivable                            4,857,430     4,317,674
  Other                                                     (622,241)            86
  Receivables-
    Contributions Receivable from Plan Sponsor                475,386             0
    Contributions Receivable from Participants                469,480       233,719
                                                          -----------   -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY             $51,189,452   $43,573,400
                                                          ===========   ===========


The accompanying notes to financial statements are an integral part of these statements.


                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                   -------------------------------------------
     STATEMENTS OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
     ----------------------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------

                                                                 Federal                                                    Global
                                                    Pacific     Securities      Capital        Basic         Growth       Allocation
                                                     Fund          Fund          Fund        Value Fund       Fund           Fund
                                                  ----------    ----------    ----------    -----------    ----------    -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                               $3,808,773    $2,672,806    $8,025,505    $ 8,792,558    $4,114,370     $608,647
                                                  ----------    ----------    ----------    -----------    ----------     --------
  Contributions-
    Participants                                     509,073       325,483       948,128      1,131,331       810,516      163,418
    Plan Sponsor (net of forfeitures)                152,106       104,780       290,577        349,474       240,069       50,481
    Participant Rollovers                              1,738        18,381         4,717          9,178        33,743        4,360
                                                  ----------    ----------    ----------    -----------    ----------     --------
           Total contributions                       662,917       448,644     1,243,422      1,489,983     1,084,328      218,259

  Dividend income                                    151,840       159,160       532,686        838,473        65,994       77,727
  Interest income                                     41,311        23,653        72,722         74,553        40,435        4,453
  Realized/unrealized appreciation
    (depreciation) of investments                    161,280         9,117       (53,536)       192,390    (1,076,574)     (74,498)
  Distributions to participants                     (208,298)     (202,635)     (474,008)      (573,758)     (190,788)     (32,439)
  Loans issued to participants                      (242,108)     (185,682)     (563,370)      (512,377)     (251,390)     (53,011)
  Loan principal repayments                          209,979       111,611       359,640        381,370       223,018       29,289
  Transfers from (to) related plans                      358          (775)      (52,961)       (39,879)       82,185       (2,118)
  Interfund transfers (net)                         (861,826)     (169,363)     (449,274)       325,713      (813,721)     (68,753)
  Administrative expenses                                  0             0             0              0             0            0
                                                  ----------    ----------    ----------    -----------    ----------     --------

          Increase (decrease) in net assets         (84,547)       193,730       615,321      2,176,468      (836,513)      98,909
                                                  ----------    ----------    ----------    -----------    ----------     --------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year                                     $3,724,226    $2,866,536    $8,640,826    $10,969,026    $3,277,857     $707,556
                                                  ==========    ==========    ==========    ===========    ==========     ========
                                                                                                            Trump
                                                                                                           Hotels &
                                                                    MFS          Davis                      Casino
                                                  Templeton      Emerging      New York      Delaware      Resorts,      Retirement
                                                   Foreign        Growth        Venture       Trend          Inc.       Preservation
                                                    Fund           Fund          Fund          Fund     Common Stock     Trust Fund
                                                  ----------    ----------    ----------    ----------   -----------    ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                $404,324     $  714,049    $1,773,646    $1,285,887     $281,587      $  691,889
                                                   --------     ----------    ----------    ----------    ---------      ----------
  Contributions-
    Participants                                    156,292        323,025       570,593       257,443       61,574         220,371
    Plan Sponsor (net of forfeitures)                50,255         99,465       167,836        77,812       18,830          75,112
    Participant Rollovers                               744              0             0           933            0             284
                                                   --------     ----------    ----------    ----------    ---------      ----------
           Total contributions                      207,291        422,490       738,429       336,188       80,404         295,767

  Dividend income                                    59,206         16,851        81,367       201,834            0          54,634
  Interest income                                     8,374         15,805        29,751        15,675        5,832           9,755
  Realized/unrealized appreciation
    (depreciation) of investments                   (88,500)       252,400       290,662       (13,033)    (175,448)              0
  Distributions to participants                     (29,206)       (24,290)      (62,311)      (64,709)     (24,891)       (292,029)
  Loans issued to participants                      (55,803)       (80,072)     (187,607)     (108,043)      (8,622)       (138,086)
  Loan principal repayments                          52,515         81,476       162,558        94,256       29,638          61,883
  Transfers from (to) related plans                  (3,518)        (2,095)       (5,534)       (5,434)         703           6,040
  Interfund transfers (net)                          14,358        616,050       740,140       (75,128)     310,897         666,453
  Administrative expenses                                 0              0             0             0            0               0
                                                   --------     ----------    ----------    ----------    ---------      ----------

          Increase (decrease) in net assets         164,717      1,298,615     1,787,455       381,606      218,513         664,417
                                                   --------     ----------    ----------    ----------    ---------      ----------
 NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  end of year                                      $569,041     $2,012,664    $3,561,101    $1,667,493     $500,100      $1,356,306
                                                   ========     ==========    ==========    ==========    =========      ==========
                                                    Ready      Participants'
                                                    Assets         Loans
                                                  Trust Fund    Receivable      Other          Total
                                                  ----------    ----------    ----------    -----------
                                                                                               >
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                               $5,847,880    $4,317,674     $233,805     $43,573,400
                                                  ----------    ----------     --------     -----------
  Contributions-
    Participants                                     815,391             0       85,616       6,378,254
    Plan Sponsor (net of forfeitures)                210,416             0            0       1,887,213
    Participant Rollovers                              5,439             0         (542)         78,975
                                                  ----------    ----------     --------     -----------
           Total contributions                     1,031,246             0       85,074       8,344,442

  Dividend income                                    291,704             0            0       2,531,476
  Interest income                                     70,180             0        3,802         416,301
  Realized/unrealized appreciation
    (depreciation) of investments                          0             0            0        (575,740)
  Distributions to participants                     (554,562)     (271,136)           0      (3,005,060)
  Loans issued to participants                      (651,884)    3,038,055            0               0
  Loan principal repayments                          401,295    (2,198,528)           0               0
  Transfers from (to) related plans                  (21,686)      (28,599)           0         (73,313)
  Interfund transfers (net)                         (235,510)          (36)           0               0
  Administrative expenses                            (21,998)            0          (56)        (22,054)
                                                  ----------    ----------     --------     -----------

          Increase (decrease) in net assets          308,785       539,756       88,820       7,616,052
                                                  ----------    ----------     --------     -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,    $6,156,665    $4,857,430     $322,625     $51,189,452
  end of year                                     ==========    ==========     ========     ===========

The accompanying notes to financial statements are an integral part of this statement.


                    TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                    -------------------------------------------

                           NOTES TO FINANCIAL STATEMENTS
                           -----------------------------


(1)  SUMMARY OF SIGNIFICANT
     ----------------------
     ACCOUNTING POLICIES:
     ---------------------
     Basis of Accounting-
     --------------------
      The accompanying financial statements of the Trump Taj Mahal Hotel & Casino Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

     Plan Expenses-
     --------------
      Expenses related to the administration of the Plan have been paid by Trump Taj Mahal Associates (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $47,000 in 1998.

     Investments-
     ------------
      The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by Merrill Lynch Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

     Use of Estimates-
     -----------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications-
     ------------------
      Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

(2)  PLAN DESCRIPTION:
     -----------------
      The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General-
      --------
        The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1989. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18.

        The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). Merrill Lynch Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

      Contributions-
      --------------
        Participants-
        -------------
         Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation (effective January 1, 1999, 20% of annual compensation), as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 6% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1998 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

        Plan Sponsor-
        -------------
         The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

        Participant Rollovers-
        ----------------------
         The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

      Distributions to Participants-
      ------------------------------
        Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

        A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

        Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1998 or 1997.

      Vesting-
      --------
        Voluntary contributions are fully vested at all times and are not subject to forfeiture.

        The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

            Years of Continuous                       Percentage Vested
               Service
         -------------------------                  ---------------------

            Less than two years                             0%
            Two years                                      25%
            Three years                                    50%
            Four years                                     75%
            Five years or more                            100%

      Forfeitures-
      ------------
        The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1998, $52,821 was used to reduce Plan Sponsor contributions. As of December 31, 1998 and 1997, $28 and $69 were available to reduce future Plan Sponsor contributions, respectively.

      Loans-
      ------
        The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1998 had interest rates ranging from 8.75% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3)   INVESTMENTS:
      ------------
        Participants can invest their funds in thirteen available investment vehicles as described below-

      Mutual Funds-
      -------------
        PACIFIC FUND - An overseas fund investing in equities of corporations based in the Far East and Western Pacific geographic regions. This fund provides a long-term objective of capital appreciation.

        FEDERAL SECURITIES FUND - A securities fund investing in United States Government agencies seeking a high current return.

        CAPITAL FUND - Mutual fund investing in equity securities of undervalued companies with the objective of seeking the highest total investment return consistent with prudent risk.

        BASIC VALUE FUND - Mutual fund investing in equity and debt securities of companies with minimum financial benchmarks. This fund's objective is to seek capital appreciation.

        GROWTH FUND - Mutual fund investing in equity securities with the objective of capital appreciation.

        GLOBAL ALLOCATION FUND - Mutual fund investing in United States and foreign equity, debt and money market securities with the objective of capital appreciation.

        TEMPLETON FOREIGN FUND - Mutual fund investing in virtually any type of security in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

        MFS EMERGING GROWTH FUND - Mutual fund investing in small and medium sized companies with growth rates expected to be well above the growth rate of the overall economy and the rate of inflation.

        DAVIS NEW YORK VENTURE FUND - Mutual fund investing primarily in equity securities of United States and foreign companies with the objective of capital appreciation.

        DELAWARE TREND FUND - Mutual fund investing in securities of financially strong companies with the objective of achieving a moderate return with limited risk.

      Common Stock-
      -------------
        TRUMP HOTELS & CASINO RESORTS, INC. ("THCR") COMMON STOCK - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

      Money Market Funds-
      -------------------
        RETIREMENT PRESERVATION TRUST FUND - Fund investing in money market funds that seek the highest current income, consistent with liquidity and stability of principal, but investing in short-term money market instruments.

        READY ASSETS TRUST FUND - Fund investing in money market funds.

(4)  TAX STATUS:
     -----------
     The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5)  PLAN TERMINATION:
     -----------------
     While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6)  RELATED PARTY
     -------------
     TRANSACTIONS:
     -------------
     Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 1998 and 1997, the Plan holds Common Stock with a market value of $500,100 and $281,587, respectively. During the year ended December 31, 1998, Common Stock was acquired at a cost of $1,096,185; and Common Stock was sold with an original cost basis of $702,603.

     The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

      Transfers out of the Trump Marina Hotel & Casino Savings
        Plan, net                                                     ($3,277)
      Transfers out of the Trump Taj Mahal Hotel & Casino Savings
        Plan, net                                                     (73,313)
      Transfers out of the  Trump Plaza Hotel & Casino Savings
        Plan, net                                                     (46,372)
      Transfers to the Trump Casino Services Savings Plan, net         21,277
      Transfers to the Trump Indiana Savings Plan, net                101,685
                                                                    -----------
                  Net Related Plan Transfers                               $0
                                                                    ===========

(7)  SUBSEQUENT EVENT:
     -----------------
     During 1999, the Trump Marina Hotel & Casino Savings Plan will merge with the Plan. The Plan will be renamed the Trump Capital Accumulation Plan.

                                                                      SCHEDULE I


                   TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                   -------------------------------------------
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------
                             AS OF DECEMBER 31, 1998
                             -----------------------
              EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001
              ----------------------------------------------------


   (b) Identity of issue,    (c) Description of investment including
     borrower, lessor or    maturity date, rate of interest, collateral,                 (e) Market
(a)    similar party                 par or maturity value                   (d) Cost        Value
--- --------------------  ----------------------------------------------    -----------  ------------
*    Merrill Lynch        Pacific Fund, Overseas Equity
                            Securities, 211,124 units of participation      $ 4,158,089  $ 3,724,226


*    Merrill Lynch        Federal Securities Fund, U. S.
                            Government  Agencies, 292,802
                            units of participation                            2,828,636    2,866,536

*    Merrill Lynch        Capital Fund, Equity Securities,
                            251,114 units of participation                    7,812,869    8,640,826

*    Merrill Lynch        Basic Value Fund, Equity and Debt
                            Securities, 288,507 units of  participation       8,971,042   10,969,026


*    Merrill Lynch        Growth Fund, Equity Securities,
                            152,388 units of participation                    3,950,786    3,277,857

*    Merrill Lynch        Global Allocation Fund, U. S. and
                            Foreign Equity and Debt Securities,
                            56,111 units of participation                       801,438      707,556


     Templeton Funds,     Templeton Foreign Fund, Foreign
     Inc.                   Equity and Debt Securities,
                            67,824 units of participation                       676,376      569,041

     MFS Funds            MFS Emerging Growth Fund, Equity
                            Securities, 45,127 units of participation         1,735,492    2,012,664


     Davis Funds, Inc.    Davis New York Venture Fund,
                            Foreign Equity Securities,
                            142,387 units of participation                    3,199,247    3,561,101

     Delaware Group       Delaware Trend Fund, Equity
                            Securities, 100,210 units of participation        1,617,539    1,667,493
                                                                            -----------  ------------
           Total investment in mutual funds                                 $35,751,514  $37,996,326
                                                                            -----------  ------------

                                         -2-
                                                                      SCHEDULE I
                                                                     (continued)


   (b) Identity of issue,     (c) Description of investment including
     borrower, lessor or    maturity date, rate of interest, collateral,                 (e) Market
(a)    similar party                 par or maturity value                   (d) Cost        Value
--- --------------------  ----------------------------------------------    -----------  ------------
**   Trump Hotels &        Trump Hotels & Casino Resorts,
      Casino Resorts,        Inc. Common Stock, 133,360
      Inc.                   shares                                       $     784,474  $   500,100
                                                                          -------------  ------------

*    Merrill Lynch         Retirement Preservation Trust
                             Fund, Money Market Funds,
                             1,356,306 units of participation                 1,356,306    1,356,306

*    Merrill Lynch         Ready Assets Trust Fund, Money
                            Market Funds, 6,156,665 units of
                            participation                                     6,156,665    6,156,665
                                                                            -----------  ------------
           Total investment in Money Market Funds                             7,512,971    7,512,971
                                                                            -----------  ------------
     Participants'         Interest rates ranging from 8.75%
     Loans                 to 9.50% and maturities ranging
                             from 1999 through 2013                           4,857,430    4,857,430
                                                                            -----------  ------------

                                                                            $48,906,389  $50,866,827
                                                                            ===========  ===========-

                             *Denotes party-in-interest
                              **Denotes related party

 The accompanying notes to financial statements are an integral part of this schedule.


                                                                     SCHEDULE II


                     TRUMP TAJ MAHAL HOTEL & CASINO SAVINGS PLAN
                     -------------------------------------------
                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   ----------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998 (A)
                      ----------------------------------------
                EMPLOYER IDENTIFICATION #22-3136368, PLAN NUMBER 001
                ----------------------------------------------------

                                                                      (c) Purchase
(a) Identity of Party Involved       (b) Description of Asset              Price      (d) Selling Price  (g) Cost of Asset
-----------------------------  -------------------------------------  --------------  -----------------  -------------------

Merrill Lynch                  Pacific Fund-
                                 440 Purchases                          $1,518,116              N/A         $1,518,116
                                 586 Sales                                     N/A       $1,717,867          1,936,309

Merrill Lynch                  Capital Fund-
                                 554 Purchases                           2,732,355              N/A          2,732,355
                                 675 Sales                                     N/A        1,966,322          1,766,019

Merrill Lynch                  Basic Value Fund-
                                 604 Purchases                           4,543,957              N/A          4,543,957
                                 691 Sales                                     N/A        2,473,942          2,151,335

Merrill Lynch                  Growth Fund-
                                 511 Purchases                           2,252,750              N/A          2,252,750
                                 594 Sales                                     N/A        1,997,416          2,153,034

MFS Funds                      MFS Emerging Growth Fund-
                                 425 Purchases                           1,704,501              N/A          1,704,501
                                 389 Sales                                     N/A          657,122            650,138

Davis Funds, Inc.              Davis New York Venture Fund-
                                 500 Purchases                           3,260,861              N/A          3,260,861
                                 475 Sales                                     N/A        1,758,271          1,700,071

Merrill Lynch                  Retirement Preservation Trust Fund-
                                 423 Purchases                           2,330,683              N/A          2,330,683
                                 338 Sales                                     N/A        1,666,266          1,666,266

Merrill Lynch                  Ready Assets Trust Fund-
                                 812 Purchases                           3,959,935              N/A          3,959,935
                                 609 Sales                                     N/A        3,651,150          3,651,150

Merrill Lynch                  Loan Fund-
                                 229 Purchases                           3,047,255              N/A          3,047,255
                                 159 Sales                                     N/A        2,057,499          2,507,499


                               (h) Current Value of
                                         Asset                (i) Net Gain
(a) Identity of Party Involved     on Transaction Date            (Loss)
-----------------------------  --------------------------   -----------------

Merrill Lynch
                                    $1,518,116                       N/A
                                     1,717,867                 ($218,442)

Merrill Lynch
                                     2,732,355                       N/A
                                     1,966,322                   200,303

Merrill Lynch
                                     4,543,957                       N/A
                                     2,473,942                   322,607

Merrill Lynch
                                     2,252,750                       N/A
                                     1,997,416                  (155,618)

MFS Funds
                                     1,704,501                       N/A
                                       657,122                     6,984

Davis Funds, Inc.
                                     3,260,861                       N/A
                                     1,758,271                   (58,200)

Merrill Lynch
                                     2,330,683                       N/A
                                     1,666,266                         0

Merrill Lynch
                                     3,959,935                       N/A
                                     3,651,150                         0

Merrill Lynch
                                     3,047,255                       N/A
                                     2,507,499                         0

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1998.

 The accompanying notes to financial statements are an integral part of this schedule.
